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                              November 10, 2021

       Nelson Grist
       President and Chief Executive Officer
       Integrity Health Corporation
       2375 East Camelback Rd.
       Suite 600
       Phoenix, AZ 85016

                                                        Re: Integrity Health
Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed October 29,
2021
                                                            File No. 024-11692

       Dear Mr. Grist:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed October 29, 2021

       Cover Page of Offering Circular

   1. Please state the amount and price of the securities offered by the selling securityholders on your cover page
pursuant Item 1(d) of Part II of Form 1-A. In this regard, we note your disclosure that
821,694,527 shares of common stock are being offered by selling shareholders (e.g.,
pages 19 and 39 of the offering circular, and Item 4 of Part
                                                        I). Additionally,
please revise the offering circular to provide the information required by
                                                        Item 5(d) of Part II of
Form 1-A, and in particular please provide the disclosure in tabular format.
 Nelson Grist
FirstName  LastNameNelson
Integrity Health Corporation Grist
Comapany 10,
November   NameIntegrity
               2021       Health Corporation
November
Page 2     10, 2021 Page 2
FirstName LastName
Part I

2. In Item 3, we note that you have checked the box that "bad actor" disclosure under Rule
         262(d) is provided in Part II of the offering statement. Please provide the appropriate disclosure in Part II or correct the check box in Part I.

General

3. Please revise the offering circular to clarify whether your "Medical Spa" company (e.g., page 2) is Medical Aesthetics Solutions, LLC d/b/a Point Lumineux Med Spa, which we note you acquired on July 28, 2021 according to your Form 8-K filed August 12, 2021. In this regard, please include a description of the acquisition pursuant to Item 7(a)(1)(vii) of
         Part II of Form 1-A and clarify whether the acquisition was consummated. As a related matter, please tell us how you determined it was not necessary to provide the related financial information. Reference is made to Part F/S of Form 1-A.

4. We note that your legality opinion filed as Exhibit 12.1 states that no opinion is expressed on "the law of any state or jurisdiction therein other than Nevada . . .. ." Please revise the opinion to instead refer to the State of Delaware, if true. Additionally, please revise your opinion to reflect that certain shares of common stock will be offered by the selling shareholders, if true.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez-Molina at 202-551-
3792 if you have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Milan Saha, Esq.